SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, RJ, Brazil, February 9TH , 2006

Embratel Participações S.A. (Embratel Participações or “Embrapar”) (NYSE:EMT;BOVESPA:EBTP4, EBTP3) holds 99.0 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”), 100.0 of percent of Telmex do Brasil Ltda. (“TdB”) and 37.1 percent of Net Serviços S.A. (“Net”).

(All financial figures are in Reais and based on consolidated financial statements of Embrapar)

Index:

1.	Highlights
2.	Net revenues
3.	Domestic long distance
4.	International long distance
5.	Data communications
6.	Local services
7.	Costs and expenses
• Cost of services and goods sold
• Selling expenses
• G&A expenses
• Other operating income and expense
8.	EBITDA, EBIT and net income
9.	Financial position
10.	Capex
11.	Recent events

1. Highlights

•	In the fourth quarter, net revenues rose 4.2 percent totaling R$1,937 million. Year-to-date, net revenues were R$7,565 million, an increase of 3.2 percent.

•	EBITDA was R$354 million in the fourth quarter and R$1,694 million in 2005. EBITDA increased 23.4 percent in 2005.

•	Operating income (EBIT) was R$109 million in the fourth quarter and R$644 million in 2005. EBIT rose 182.9 percent in 2005.

•	Total net income in 2005 was R$174 million compared with a R$339 million loss in 2004.

•	At December 31, 2005, net debt totaled R$1,008 million compared to a net debt of R$2,598 million a year before.

•	On October 24th, 2005, Embrapar acquired TdB and a 37.1 percent stake in Net. On November 25th, 2005 Embratel acquired PrimeSys Soluções Empresariais S.A. (“PrimeSys”), a telecom outsourcing provider.

•	Total capital expenditures in the fourth quarter of 2005 reached R$498 million. Total CAPEX was R$1,427 million in 2005.

Exhibit 1	4Q04	3Q05	4Q05	% Var	% Var	2004	2005	% Var
R$ million				YoY	QoQ

Net revenues	1,858.5	1,872.8	1,937.0	4.2%	3.4%	7,332.9	7,565.3	3.2%
EBITDA	336.9	470.8	354.2	5.2%	-24.8%	1,373.4	1,694.1	23.4%
EBITDA margin	18.1%	25.1%	18.3%	0.2 pp	-6.9 pp	18.7%	22.4%	3.7 pp
Operating income (EBIT)	58.0	204.3	108.9	87.8%	-46.7%	227.7	644.3	182.9%
EBIT margin	3.1%	10.9%	5.6%	2.5 pp	-5.3 pp	3.1%	8.5%	5.4 pp
Net income/(loss)	(213.1)	54.3	(16.9)	-92.1%	na	(339.3)	174.3	na
Earnings/(losses) per 1000 shares (R$)	(0.64)	0.07	(0.02)	-97.3%	na	(1.02)	0.18	na

End of period shares outstanding (1000)	332,964,465	757,097,448	987,715,620	196.6%	30.5%	332,964,465	987,715,620	196.6%

pp - percentage point; na - not applicable

2. Net Revenues

In the fourth quarter of 2005, total net revenues were R$1,937 million, an increase of 4.2 percent (R$78 million) compared with the fourth quarter of 2004. Higher revenues resulted from a 16.1 percent (R$70 million) increase in data communications revenues, a 29.9 percent (R$46 million) increase in local revenues and a 17.9 percent (R$11 million) increase in other services revenues which offset a 4.1 percent decline in long distance voice revenues (R$49 million).

Compared with the third quarter of 2005, total net revenues rose 3.4 percent driven by a 13.7 percent growth in data revenues (R$61 million), a 20.2 percent increase (R$33 million) in local revenues and a 5.1 percent increase (R$4 million) in other services revenues. This growth offset a 2.9 percent decline (R$34 million) in long distance voice revenues.

Year-to-date, total net revenues were R$7,565 million, an increase of 3.2 percent (R$232 million) compared with 2004, due to a 7.6 percent (R$130 million) increase in data communications revenues, a 12.0 percent (R$73 million) increase in local services and a 22.7 percent (R$53 million) increase in other services revenues which more than offset a 0.5 percent (R$24 million) decline in long distance voice revenues.

3. Domestic Long Distance

Exhibit 2	4Q04	3Q05	4Q05	% Var	% Var	2004	2005	% Var
				YoY	QoQ

Domestic long distance revenue (R$ million)	1,001.5	1,044.9	1,007.2	0.6%	-3.6%	4,012.8	4,104.9	2.3%
Domestic long distance traffic (million minutes)	2,966.1	3,142.3	3,245.3	9.4%	3.3%	12,373.4	12,469.7	0.8%

In the fourth quarter of 2005, domestic long distance traffic totaled 3,245 million minutes, a gain of 9.4 percent compared with the fourth quarter of 2004. Compared with the third quarter of 2005, domestic long distance traffic increased 3.3 percent.

Domestic long distance revenues were R$1,007 million, a 0.6 percent (R$6 million) increase compared with the fourth quarter of 2004. Compared with the third quarter of 2005, domestic long distance revenues declined 3.6 percent (R$38 million) mainly due to competitive pricing.

In 2005, domestic long distance revenues were R$4,105 million, increasing 2.3 percent (R$92 million) compared with the prior-year period.

4. International Long Distance

Exhibit 3	4Q04	3Q05	4Q05	% Var	% Var	2004	2005	% Var
				YoY	QoQ

International long distance revenue (R$ million)	202.8	144.6	148.3	-26.9%	2.5%	768.9	653.2	-15.1%
International long distance traffic (million minutes)	548.3	492.0	501.4	-8.6%	1.9%	1,723.9	2,188.3	26.9%

International long distance traffic totaled 501 million minutes, down 8.6 percent compared with the year-ago quarter. Compared with the third quarter of 2005, international long distance traffic rose 1.9 percent.

Year-over-year, fourth quarter international long distance revenues fell 26.9 percent (R$55 million) to R$148 million due to the effect of the appreciation of the real to the US dollar on inbound revenues and declining outbound voice traffic. Compared with the third quarter 2005, international long distance revenues rose 2.5 percent (R$4 million).

In 2005, international long distance revenues declined 15.1 percent (R$116 million) to R$653 million reflecting competitive pricing and the effect of the appreciation of the real on inbound revenues. International revenues represented 8.6 percent of total revenues.

5. Data Communications

Exhibit 4	4Q04	3Q05	4Q05	% Var	% Var
Thousands				YoY	QoQ

64 Kbits line equivalents	1,000.8	1,316.4	1,668.7	66.7%	26.8%

In the fourth quarter of 2005, 352 thousand 64kbits line equivalents were added. At the end of December 2005, Embratel had 1,669 thousand 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 66.7 percent.

Exhibit 5	4Q04	3Q05	4Q05	% Var	% Var	2004	2005	% Var
R$ million				YoY	QoQ

Net data communications	437.4	446.4	507.7	16.1%	13.7%	1,709.4	1,839.6	7.6%

Embratel's fourth quarter data communications revenues were R$508 million, a year-over-year increase of 16.1 percent (R$70 million). Most of this growth occurred in the fourth quarter of 2005 since Embratel’s core data services rose by approximately R$30 million. Compared with the third quarter of 2005, data revenues rose 13.7 percent (R$61 million). In 2005, data revenues rose 7.6 percent to R$1,840 million.

6. Local Services

Exhibit 6	4Q04	3Q05	4Q05	% Var	% Var	2004	2005	% Var
R$ million				YoY	QoQ

Local services	152.7	165.1	198.4	29.9%	20.2%	607.6	680.4	12.0%

Revenues from local services rose 29.9 percent to R$198 million compared with last year’s fourth quarter due to increases in both corporate and residential local service customers and usage. Compared with the third quarter of 2005, local revenues rose 20.2 percent (R$33 million) as a result of growing corporate and residential customers.

In 2005, local service revenues rose 12.0 percent (R$73 million) increasing to R$680 million and led to the growth in the participation of local services to 9.0 percent of total net revenues.

7. Cost and Expenses

Exhibit 7	4Q04	3Q05	4Q05	% Var	% Var	2004	2005	% Var
R$ million				YoY	QoQ

Net revenues	1,858.5	1,872.8	1,937.0	4.2%	3.4%	7,332.9	7,565.3	3.2%

Costs and expenses
Costs of services (With interconnection & facilities)	(998.7)	(1,000.2)	(1,070.7)	7.2%	7.0%	(4,064.6)	(4,102.2)	0.9%
Selling expenses	(249.3)	(203.9)	(205.0)	-17.8%	0.6%	(896.7)	(871.3)	-2.8%
G&A expenses	(171.5)	(204.5)	(227.5)	32.6%	11.3%	(894.9)	(793.1)	-11.4%
Other operating income/(expense)	(102.1)	6.5	(79.5)	-22.1%	na	(103.3)	(104.6)	1.3%

EBITDA	336.9	470.8	354.2	5.2%	-24.8%	1,373.4	1,694.1	23.4%
EBITDA margin	18.1%	25.1%	18.3%	0.2 pp	-6.9 pp	18.7%	22.4%	3.7 pp
Equity Income	-	-	40.4	-	-	-	40.4	-
Depreciation and amortization	(278.9)	(266.5)	(285.8)	2.5%	7.2%	(1,145.7)	(1,090.2)	-4.8%
Operating income (EBIT)	58.0	204.3	108.9	87.8%	-46.7%	227.7	644.3	182.9%

Financial income, monetary and exchange variation	301.2	51.3	43.5	-85.5%	-15.1%	521.9	178.2	-65.9%
Financial expense, monetary and exchange variation	(594.0)	(139.7)	(130.1)	-78.1%	-6.8%	(1,140.5)	(402.5)	-64.7%
Other non-operating income/(expense)	(33.3)	0.4	8.8	na	1949.9%	(43.3)	20.6	na
Extraordinary non-operating income - ILL	-	-	-	na	na	106.8	-	-100.0%
Net income/(loss) before tax and minority interest	(268.2)	116.3	31.1	na	-73.3%	(327.4)	440.6	na
Income tax and social contribution	67.6	(51.8)	(35.3)	na	-31.9%	25.4	(221.5)	na
Minority interest	(12.5)	(10.3)	(12.7)	1.8%	24.1%	(37.2)	(44.8)	20.5%
Net income/(loss)	(213.1)	54.3	(16.9)	-92.1%	na	(339.3)	174.3	na

pp - percentage point; na - not applicable

Cost of Services and Goods Sold

Cost of services and goods sold rose by 7.2 percent (R$72 million) compared with the prior year equivalent period to R$1,071 million in 2005 mainly due to higher sales of handsets for local services, third party expenses and interconnection which rose 1.4 percent due to increased traffic.

Compared with the third quarter of 2005, cost of services and goods sold increased 7.0 percent (R$71 million) resulting from a 5.9 percent (R$48 million) growth in interconnection costs due to higher traffic, a 23.3 percent (R$15 million) increase in third party expenses.

In the twelve months ending December 2005, total costs of services and goods sold rose 0.9 percent (R$38 million). As a percentage of net revenues, cost of services and goods sold declined by 1.2 percentage points.

Selling Expenses

Selling expenses were R$205 million in the fourth quarter of 2005, a decline of 17.8 percent (R$44 million) compared with equivalent prior year period. Major reductions were observed in marketing expenses and in allowance for doubtful accounts. Compared with the third quarter of 2005, selling expenses were stable.

In 2005, selling expenses fell 2.8 percent (R$25 million) to R$871 million. Selling expenses dropped to 11.5 percent of net revenues in 2005 compared with 12.2 percent in the previous year.

General and Administrative Expenses

General & administrative expenses were R$227 million, rising 32.6 percent (R$56 million) from the fourth quarter of 2004. This increase resulted from third party and personnel expenses. Compared with the third quarter, general and administrative expenses rose 11.3 percent (R$23 million).

In 2005, general and administrative expenses declined 11.4 percent (R$102 million) to R$793 million.

Other Operating Income and Expense, net

In the fourth quarter of 2005 Embratel recorded R$80 million under other operating expense. This amount included a R$66 million provision for FUST - prior period FUST resulting from Anatel’s December 15, 2005 decision on the non-deductibility of interconnection costs.

8. EBITDA, EBIT and Net Income

Compared with the fourth quarter of 2004, EBITDA increased 5.2 percent (R$17 million) to R$354 million. EBITDA margin reached 18.3 percent from 18.1 percent a year-ago. Compared with the third quarter of 2005, EBITDA declined by R$117 million.

In 2005, EBITDA increased 23.4 percent (R$321 million) to R$1,694 million compared with the year-ago period. EBITDA margin rose to 22.4 percent compared with 18.7 percent a year before.

Operating income (EBIT) was R$109 million in the fourth quarter, rising R$51 million from the fourth quarter of 2004. Compared with the third quarter of 2005, EBIT dropped 46.7 percent (R$95 million). Year-to-date, operating income was R$644 million, an increase of 182.9 percent (R$417 million) compared with 2004. EBIT margin rose to 8.5 percent from 3.1 percent a year ago.

Net loss was R$17 million in the fourth quarter of 2005 mainly due to the FUST provision. In the fourth quarter of 2004 the company had a loss of R$213 million. In 2005, net income was R$174 million compared to a loss of R$339 million in the prior-year period.

9. Financial Position

Exhibit 8	Sep 30, 2005				Dec 31, 2005

Currency Exposure Profile	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	327.6	105.1%	88.87% CDI	up to 1.0 year	209.0	88.9%	89.17% CDI	up to 1.0 year
Unhedged short term debt	(15.9)	-5.1%	US$ + 6.61%	up to 1.0 year	26.2	11.1%	US$ + 6.73%	up to 1.0 year
Total short term debt	311.7	23.1%			235.1	14.5%

Hedged and reais long term debt	335.6	32.4%	78.32% CDI	up to 5.0 years	381.3	27.6%	84.14% CDI	up to 4.7 years
Unhedged long term debt	699.5	67.6%	US$ + 8.54%	up to 8.3 years	1,001.3	72.4%	US$ + 8.20%	up to 7.9 years
Total long term debt	1,035.1	76.9%			1,382.6	85.5%

Hedged and reais total debt	663.2	49.2%	83.53% CDI	up to 5.0 years	590.3	36.5%	85.92% CDI	up to 4.7 years
Unhedged total debt	683.6	50.8%	US$ + 8.58%	up to 8.3 years	1,027.5	63.5%	US$ + 8.16%	up to 7.9 years
Total debt	1,346.8	100.0%	US$ + 4.69%	up to 8.3 years	1,617.7	100.0%	US$ + 5.22%	up to 7.9 years

At December 31, the cash position was R$610 million. Embratel ended the quarter with a total outstanding debt of R$1,618 million and net debt of R$1,008 million. Compared with the third quarter of 2005, total debt increased 20.1 percent (R$271 million). The Company funded the R$251 million cash payment for PrimeSys with debt. Approximately US$130 million in U.S. dollar-denominated loans with an average three year maturity were obtained.

Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$235 million. Compared with the fourth quarter of 2004, total outstanding debt decreased 52.8 percent due to debt repayment and prepayment.

10. Capex

Exhibit 9	1Q05%		2Q05%		3Q05%		4Q05%		2005	%
million

Access, Infrastructure and Local Services	61.4	28.3%	79.5	21.0%	91.4	27.4%	61.7	12.4%	294.0	20.6%
Network Infrastructure	4.7	2.2%	8.9	2.4%	25.7	7.7%	41.2	8.3%	80.5	5.6%
Data and Internet Service	49.8	22.9%	66.3	17.5%	94.1	28.2%	176.5	35.5%	386.8	27.1%
Star One	60.0	27.6%	183.3	48.4%	38.3	11.5%	97.1	19.5%	378.6	26.5%
Other investments	41.3	19.0%	40.3	10.7%	83.9	25.2%	121.1	24.3%	286.6	20.1%

Total Capex	217.2	100.0%	378.4	100.0%	333.5	100.0%	497.5	100.0%	1,426.5	100.0%

Total capital expenditures in the fourth quarter of 2005 were R$498 million and R$1,427 million in 2005.

11. Recent Events

Acquisitions

In the quarter Embrapar acquired TdB, a corporate business provider of telecom services and a 37.1 percent equity stake in Net. The companies were acquired through the issuance of shares to Telmex who previously owned those assets. Embrapar’s subsidiary, Embratel also acquired PrimeSys, a leading provider of outsourcing for the business market.

MOU signed with Net

On February 8, 2006 Embratel disclosed the signature of a Memorandum of Understanding with Net to provide local telephony service to the residential market. Parties evolved to a partnership model sharing operational results of the business with the objective of providing an integrated offer of video, broadband, and voice (“triple –play”).

- - x - -

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a 37.11 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

(Exhibits: 10 - Income Statement, 11 - Balance Sheet, 12 - Cash Flow Statement)

Exhibit 10	Quarter ending						%		Twelve months ending				%
Embratel Participações SA

Consolidated Income Statement - Corporate Law	Dec 31, 04%		Sep 30, 05%		Dec 31, 05%		YoY	QoQ	Dec 31, 04%		Dec 31, 05%		YoY
R$ millions

Revenues
Gross revenues	2,461.5		2,534.2		2,681.2		8.9%	5.8%	9,687.4		10,178.0		5.1%
Taxes & other deductions	(603.0)		(661.3)		(744.2)		23.4%	12.5%	(2,354.6)		(2,612.7)		11.0%
Net revenues	1,858.5	100.0%	1,872.8	100.0%	1,937.0	100.0%	4.2%	3.4%	7,332.9	100.0%	7,565.3	100.0%	3.2%
Net voice revenues	1,204.3	64.8%	1,189.5	63.5%	1,155.4	59.7%	-4.1%	-2.9%	4,781.7	65.2%	4,758.1	62.9%	-0.5%
Domestic long distance	1,001.5	53.9%	1,044.9	55.8%	1,007.2	52.0%	0.6%	-3.6%	4,012.8	54.7%	4,104.9	54.3%	2.3%
International long distance	202.8	10.9%	144.6	7.7%	148.3	7.7%	-26.9%	2.5%	768.9	10.5%	653.2	8.6%	-15.1%
Net data communications	437.4	23.5%	446.4	23.8%	507.7	26.2%	16.1%	13.7%	1,709.4	23.3%	1,839.6	24.3%	7.6%
Data & internet	387.4	20.8%	387.9	20.7%	442.5	22.8%	14.2%	14.1%	1,551.0	21.2%	1,614.0	21.3%	4.1%
Wholesale	50.0	2.7%	58.5	3.1%	65.2	3.4%	30.3%	11.4%	158.4	2.2%	225.6	3.0%	42.4%
Local services	152.7	8.2%	165.1	8.8%	198.4	10.2%	29.9%	20.2%	607.6	8.3%	680.4	9.0%	12.0%
Other services	64.1	3.4%	71.9	3.8%	75.5	3.9%	17.9%	5.1%	234.1	3.2%	287.2	3.8%	22.7%

Net revenues	1,858.5	100.0%	1,872.8	100.0%	1,937.0	100.0%	4.2%	3.4%	7,332.9	100.0%	7,565.3	100.0%	3.2%
Cost of services and goods sold	(998.7)	-53.7%	(1,000.2)	-53.4%	(1,070.7)	-55.3%	7.2%	7.0%	(4,064.6)	-55.4%	(4,102.2)	-54.2%	0.9%

Interconnection & facilities	(849.3)	-45.7%	(813.6)	-43.4%	(861.3)	-44.5%	1.4%	5.9%	(3,362.5)	-45.9%	(3,364.8)	-44.5%	0.1%
Personnel	(61.1)	-3.3%	(61.6)	-3.3%	(63.5)	-3.3%	4.0%	3.0%	(246.8)	-3.4%	(249.2)	-3.3%	1.0%
Third-party services	(57.1)	-3.1%	(66.0)	-3.5%	(81.3)	-4.2%	42.4%	23.3%	(229.4)	-3.1%	(278.3)	-3.7%	21.3%
Other	(31.1)	-1.7%	(59.0)	-3.2%	(64.6)	-3.3%	107.5%	9.5%	(225.9)	-3.1%	(209.9)	-2.8%	-7.1%
Selling expenses	(249.3)	-13.4%	(203.9)	-10.9%	(205.0)	-10.6%	-17.8%	0.6%	(896.7)	-12.2%	(871.3)	-11.5%	-2.8%

Personnel	(72.5)	-3.9%	(64.6)	-3.4%	(71.6)	-3.7%	-1.2%	10.9%	(278.6)	-3.8%	(269.4)	-3.6%	-3.3%
Third-party services	(80.2)	-4.3%	(55.9)	-3.0%	(49.3)	-2.5%	-38.6%	-11.9%	(244.2)	-3.3%	(203.4)	-2.7%	-16.7%
Allowance for doubtful accounts	(95.2)	-5.1%	(82.7)	-4.4%	(82.8)	-4.3%	-13.1%	0.1%	(366.6)	-5.0%	(393.8)	-5.2%	7.4%
Other	(1.3)	-0.1%	(0.6)	0.0%	(1.3)	-0.1%	-0.6%	106.8%	(7.3)	-0.1%	(4.7)	-0.1%	-35.7%
G&A expenses	(171.5)	-9.2%	(204.5)	-10.9%	(227.5)	-11.7%	32.6%	11.3%	(894.9)	-12.2%	(793.1)	-10.5%	-11.4%

Personnel	(31.3)	-1.7%	(31.0)	-1.7%	(39.2)	-2.0%	25.3%	26.1%	(259.6)	-3.5%	(133.2)	-1.8%	-48.7%
Employee profit sharing	(0.4)	0.0%	(14.0)	-0.7%	(19.6)	-1.0%	4915.4%	39.7%	(38.9)	-0.5%	(51.9)	-0.7%	33.6%
Third-party services	(110.0)	-5.9%	(138.1)	-7.4%	(135.6)	-7.0%	23.3%	-1.8%	(513.1)	-7.0%	(499.5)	-6.6%	-2.7%
Taxes	(8.4)	-0.5%	(4.7)	-0.3%	(10.6)	-0.5%	25.1%	124.3%	(34.5)	-0.5%	(36.7)	-0.5%	6.6%
Other	(21.4)	-1.2%	(16.6)	-0.9%	(22.7)	-1.2%	5.7%	36.3%	(48.9)	-0.7%	(71.8)	-0.9%	46.9%
Other operating income/(expense)	(102.1)	-5.5%	6.5	0.3%	(79.5)	-4.1%	-22.1%	na	(103.3)	-1.4%	(104.6)	-1.4%	1.3%
EBITDA	336.9	18.1%	470.8	25.1%	354.2	18.3%	5.2%	-24.8%	1,373.4	18.7%	1,694.1	22.4%	23.4%
Equity Income	-	0.0%	-	0.0%	40.4	2.1%	na	na	-	0.0%	40.4	0.5%	na
Depreciation and amortization	(278.9)	-15.0%	(266.5)	-14.2%	(285.8)	-14.8%	2.5%	7.2%	(1,145.7)	-15.6%	(1,090.2)	-14.4%	-4.8%
Operating income (EBIT)	58.0	3.1%	204.3	10.9%	108.9	5.6%	87.8%	-46.7%	227.7	3.1%	644.3	8.5%	182.9%
Financial income, monetary and exchange variation	301.2	16.2%	51.3	2.7%	43.5	2.2%	-85.5%	-15.1%	521.9	7.1%	178.2	2.4%	-65.9%

Financial income	60.9	3.3%	56.8	3.0%	33.4	1.7%	-45.2%	-41.2%	271.5	3.7%	222.0	2.9%	-18.2%
Monetary and exchange variation (income)	240.3	12.9%	(5.5)	-0.3%	10.2	0.5%	-95.8%	na	250.4	3.4%	(43.8)	-0.6%	na
Financial expense, monetary and exchange variation	(594.0)	-32.0%	(139.7)	-7.5%	(130.1)	-6.7%	-78.1%	-6.8%	(1,140.5)	-15.6%	(402.5)	-5.3%	-64.7%

Financial expense	(152.4)	-8.2%	(45.4)	-2.4%	(59.4)	-3.1%	-61.0%	30.8%	(589.6)	-8.0%	(351.9)	-4.7%	-40.3%
Monetary and exchange variation (expense)	(441.7)	-23.8%	(94.3)	-5.0%	(70.7)	-3.7%	-84.0%	-25.0%	(550.9)	-7.5%	(50.6)	-0.7%	-90.8%
Other non-operating income/(expense)	(33.3)	-1.8%	0.4	0.0%	8.8	0.5%	na	1949.9%	(43.3)	-0.6%	20.6	0.3%	na
Extraordinary non-operating income - ILL	-	0.0%	-	0.0%	-	0.0%	na	na	106.8	1.5%	-	0.0%	-100.0%
Net income/(loss) before tax and minority interest	(268.2)	-14.4%	116.3	6.2%	31.1	1.6%	na	-73.3%	(327.4)	-4.5%	440.6	5.8%	na

Income tax and social contribution	67.6	3.6%	(51.8)	-2.8%	(35.3)	-1.8%	na	-31.9%	25.4	0.3%	(221.5)	-2.9%	na
Minority interest	(12.5)	-0.7%	(10.3)	-0.5%	(12.7)	-0.7%	1.8%	24.1%	(37.2)	-0.5%	(44.8)	-0.6%	20.5%
Net income/(loss)	(213.1)	-11.5%	54.3	2.9%	(16.9)	-0.9%	-92.1%	na	(339.3)	-4.6%	174.3	2.3%	na

End of period shares outstanding (billions)	333.0		757.1		987.7				333.0		987.7
Earnings/(losses) per 1000 shares (R$)	(0.64)		0.07		(0.02)				(1.02)		0.18

pp - percentage point; na - not applicable

Exhibit 11	Quarter ending
Embratel Participações SA

Consolidated Balance Sheet - Corporate Law	Dec 31, 04	Sep 30, 05	Dec 31, 05
R$ million

Assets
Cash and cash equivalents	832.0	605.7	609.9
Account receivables, net	1,486.9	1,512.6	1,561.6
Deferred and recoverable taxes (current)	387.6	427.2	463.5
Inventories	48.4	19.4	16.2
Other current assets	164.4	230.3	156.3
Current assets	2,919.3	2,795.3	2,807.5
Deferred and recoverable taxes	1,306.3	1,238.6	1,078.0
Legal deposits	140.5	147.5	140.4
Other non-current assets	37.3	44.8	52.7
Noncurrent assets	1,484.1	1,431.0	1,271.0
Investments	1.6	0.6	925.8
Net property, plant & equipment	6,572.6	6,722.2	7,250.8
Deferred fixed assets	92.4	80.5	138.4
Permanent assets	6,666.6	6,803.3	8,315.0
Total assets	11,070.1	11,029.6	12,393.6

Liabilities and shareholders`s equity
Short term debt and current portion of long term debt	2,099.2	311.7	235.1
Accounts payable and accrued expenses	1,092.3	830.3	957.7
Taxes and contributions (current)	491.0	493.5	447.5
Dividends and interest on capital payable	12.4	12.3	3.0
Proposed dividends and interest on capital	23.2	-	174.3
Personnel, charges and social benefits	73.8	85.9	71.1
Employee profit sharing provision	33.2	16.5	37.6
Provision for contingencies	477.3	682.0	646.4
Actuarial liabilities - Telos (current)	68.3	65.1	43.8
Other current liabilities	61.0	87.9	155.8
Current liabilities	4,431.7	2,585.3	2,772.3
Long term debt	1,330.6	1,035.1	1,382.6
Actuarial liabilities - Telos	370.8	375.0	398.8
Taxes and contributions	48.9	48.7	55.7
Other non-current liabilities	0.9	66.0	27.3
Non-current liabilities	1,751.2	1,524.8	1,864.3
Deferred income	144.1	142.4	184.8
Minority interest position	216.7	236.2	206.8
Paid-in capital	2,273.9	4,096.7	5,074.9
Income reserves	2,620.0	2,268.7	2,302.2
Treasury stock	(16.2)	(13.7)	(11.8)
Retained earnings	(351.3)	189.2	-
Shareholders' equity	4,526.4	6,541.0	7,365.4
Advances for future capital increase	-	0.0	0.0
Total liabilities and shareholders' equity	11,070.1	11,029.6	12,393.6

Total borrowed funds	3,429.8	1,346.8	1,617.7
Net debt	2,597.8	741.1	1,007.8
Net debt / Shareholder`s equity	0.57	0.11	0.14

Total debt / Trailing EBITDA (last 4 quarters)	2.5	0.8	1.0
Net debt / Trailing EBITDA (last 4 quarters)	1.9	0.4	0.6
Trailing EBITDA / Financial expense (does not include monetary and exchange variation)	2.3	3.8	4.8
Trailing EBITDA / Net financial expense (including monetary and exchange variation)	2.2	3.9	7.6

Exhibit 12	Quarter ending		Twelve months ending
Embratel Participações SA

Consolidated Statement of Cash Flow - Corporate Law	3Q05	4Q05	2004	2005
R$ millions

Cash provided by operating activities
Net income/(loss) - cash flow	54.3	(16.9)	(339.3)	174.3
Depreciation/amortization	266.5	285.8	1,145.7	1,090.2
Exchange and monetary (gains)/losses	(74.3)	73.0	(172.7)	(219.6)
Swap hedge effects	21.6	(28.1)	173.0	96.7
Minority Interest - cash flow	10.3	12.7	37.2	44.8
Loss/(gain) on permanent asset disposal	0.0	(27.6)	145.5	(20.2)
Equity Income	-	(40.4)	-	(40.4)
Other operating activities	(6.6)	(6.6)	(27.9)	(25.6)
Changes in current and noncurrent assets and liabilities	(42.9)	278.2	97.8	209.0
Net cash provided by operating activities	228.9	530.2	1,059.2	1,309.3

Cash flow from investing activities
Additions to investments/goodwill	-	(898.1)	(0.8)	(898.1)
Additions to property, plant and equipment	(333.5)	(764.3)	(628.4)	(1,693.7)
Deferred fixed assets - cash flow	-	(63.0)	(100.4)	(63.0)
Investments sales	-	-	44.0	-
Net cash used in investing activities	(333.5)	(1,725.4)	(685.7)	(2,654.8)

Cash flow from financing activities
Loans obtained and repaid	56.0	235.1	(1,004.0)	(1,521.0)
Swap hedge settlement	(16.3)	-	(129.6)	(119.9)
Dividends and interest on capital paid	(0.0)	(14.4)	(116.2)	(37.7)
Capital increase	-	978.2	-	2,801.0
Other financing activities	0.1	0.5	(11.2)	1.0
Net cash used in financing activities	39.7	1,199.4	(1,261.0)	1,123.4

Increase in cash and cash equivalents	(64.9)	4.2	(887.5)	(222.1)
Cash and cash equivalents at beginning of period	670.6	605.7	1,719.5	832.0

Cash and cash equivalents at end of period	605.7	609.9	832.0	609.9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.